August 20, 2024

VIA EDGAR

Division of Corporation Finance
Disclosure Review Program

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attention: Charlotte Young and Amanda Ravitz

Re:	QCR Holdings, Inc. Definitive Proxy Statement on Schedule 14A Filed April 8, 2024 File No. 000-22208

Dear Ms. Young and Ms. Ravitz:

QCR Holdings, Inc. (the “Company”) is in receipt of a letter dated August 9, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filing of the Company.

In accordance with the Staff’s Comment Letter, the Company represents as follows:

1.	In its discussion of Pay Versus Performance on page 44 in the above-captioned filing, the Company included “Adjusted Earnings Per Share”, a non-GAAP measure, as its Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). The Company will revise its future proxy disclosures to show how this number is calculated from its audited financial statements.

2.	The Company will further revise its future proxy disclosures to ensure that the all the graphs included will properly reflect the data provided on both the x-axis and y-axis.

The Company believes the foregoing provides a complete response to the Staff’s Comment Letter.

Thank you for your time and feedback on the Company’s disclosures. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or tgipple@qcrh.com.

Sincerely,

/s/ Todd A. Gipple

Todd A. Gipple

President & Chief Financial Officer